

08027816

UNITED STATES
.S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING__12/31/07__
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

330 West 38th Street
_____(No. and Street)_____

New York   New York   10018
_____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dr. Ying Cui, President   (212) 966-0996
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA

MAR 2 4 2008

_____(Name – if individual, state last, first, middle name)_____

THOMSON
FINANCIAL

110 Wall Street, 11th Floor   New York   New York   10005
_____(Address)_____(City)_____(State)_____(Zip Code)
SEC
Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 29 2008

Washington, DC
104

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Dr. Ying Cui_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Univest Securities Inc._____ , as

of _____December_____ , 20 __07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Sworn to before me this 15th
day of February 2008
at New York City NY

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Univest Securities, Inc.

Index to Financial Statements

December 31, 2007

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Univest Securities, Inc

I have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 21, 2008

Univest Securities, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 640,696
Receivables	54,064
Investments	505,332
Current assets	1,200,092
Fixed assets, net of depreciation	189,018
Security deposits	9,126
Deposits	49,789
	247,933
Total assets	1,448,025

Liabilities and stockholders' equity

Accounts payable and accrued expenses	83,059
Securities sold, not yet purchased at market value	106,520
Other payable	68,175
Current liabilities	257,754
Total stockholders' equity	1,190,271
Total liabilities & stockholders' equity	$ 1,448,025

See accompanying notes to financial statements.

Univest Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2007

Revenues

Commissions and service income	$	738,320
Net trading income		123,513
Other income		297,337
Total Revenues		1,159,170

Expenses

Payroll and brokerage fees	705,996
Rents	38,641
Office and supplies	248,184
Total Expenses	992,821

Income before provision for corporate income taxes	166,349
Provision for corporate income taxes	17,887
Net Income	$ 148,462

Univest Securities, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2007

1321960
1190271
131689

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder Equity
	Shares	Amount			
Balance, January 1, 2007	200	$232,500	$ 578,949	$ 362,049	$1,173,498
Net income				148,462	148,462
Capital withdrawal				(131,689)	(131,689)
Balance, December 31, 2007	200	$232,500	$ 578,949	$ 378,822	$1,190,271

Univest Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 148,462
Add back: depreciation	6,440
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Receivables	11,715
Investments	141,855
Other assets	(51,807)
Increase (decrease) in operating liabilities:	
Securities short	100,695
Other payables	(31,825)
Accounts payable	(49,752)
Net cash provided by operating activities	275,783
Cash flows from financing activities:	
Capital withdrawal	(131,689)
Cash and equivalents, beginning of year	496,602
Cash and equivalents, end of year	$ 640,696
Supplemental disclosure:	
Income taxes paid	$ 17,837

Univest Securities, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). Business is transacted through accounts of clearing organizations on a fully disclosed basis.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2007 the Company had balances in brokerage market accounts of $ 305,406.

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through ADP Clearing.

A cash deposit is held by ADP Clearing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of a rent deposit of $9,600, and miscellaneous deposits of $1,425.

5. Stockholders' Equity

The Company has issued 200 shares of no par voting common stock which are outstanding as of December 31, 2007.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company was in compliance with these regulations.

7. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2007, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due. However, the Company is liable for New York State minimum tax and New York City income tax.

9. Lease Obligations

The Company's office lease expires in 2012. The Company has signed a new lease with monthly payments of $4,700 month.

10. Pension Plan.

The Company has a Savings Incentive Match Plans for Employees (SIMPLE). The plan has been effect since 1997 and has no outstanding liabilities.

Univest Securities, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2007

Schedule 1

Total Assets	$ 1,448,526
Less Liabilities	257,754
Total ownership equity	1,190,772
Less: Unallowable assets	198,143
Net Capital before Haircuts on Securities Positions	992,629
Less: Haircuts	(142,738)
Net Capital	849,891
Minimum Net Capital required	(100,000)
Excess net capital	749,891
Aggregate indebtedness	257,754
Net Capital	$ 849,891
Ratio AI to NC	30%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported
on Univest Securities, Inc's FOCUS report - Part IIA as of December 31, 2007.

Univest Securities, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2007

The Company does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this

Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
      Univest Securities, Inc

In planning and performing my audit of the financial statements of Univest Securities,
Inc., (the Company), as of and for the year ended December 31, 2007, in accordance with
auditing standards generally accepted in the United States of America, I considered its
internal control over financial reporting (internal control) as a basis for designing my
auditing procedures for the purpose of expressing my opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, I do not express an opinion on the effectiveness of the
Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study includes tests of
such practices and procedures that I considered relevant to the objectives stated in rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, I did not review the practices
and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
   comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 21, 2008

